FILED BY DUPONT DE NEMOURS, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: DUPONT DE NEMOURS, INC. COMMISSION FILE NO. 001-38196

July 30, 2020 N&B AND IFF GREATER ASIA TOWN HALL

SPEAKERS ON TODAY’S CALL Matthias Heinzel N&B Business President Nicolas Mirzayantz IFF Divisional CEO, Scent Andreas Fibig IFF Chairman & CEO 2

1. Compelling Combination Integration Planning Progress Collective Purpose & Vision Organizational Structure Introduction to IFF Scent Q&A AGENDA 3

IFF HISTORY

A legacy of innovation & value creation



1889

Polak & Schwarz would eventually form IFF in 1958



1974

Created first synthetic ambergris alternative – a fragrant, rare material produced by whales



1985

Invented IFF's Living Flower® technology to capture the peak aroma of flowers, ultimately changing the way perfumes are created



1998

IFF's Space Rose orbits the earth on NASA's STS-95 Discovery as part of a project to determine how a flower's scent changes in zero gravity



1999

IFF develops flavor modulators that provide tingling, mouth-warming or cooling sensations – altering the experience of taste for consumers around the world



2011

IFF wins global accolades for our unique encapsulation technology

Enhancing personal care products of all kinds through the subtle release of fragrance over time



2015

Began expanding inorganically via bolt-on acquisitions of Ottens, Lucas Meyer Cosmetics and David Michaels (2016)

Significantly enhanced our sustainability commitments and embedded Circular Strategy into our product design

IFF + FRUTAROM

2018

Acquisition of Frutarom expanded our platform into the Healthy & Nutrition space and broadened our customer reach

IFF + DuPont Nutrition & Biosciences

2019

DuPont and IFF announced intended merger of DuPont's Nutrition & Biosciences business with IFF*

Merger builds on our legacy to redefine our future, creating the largest supplier of specialty ingredients

LEGACY | INNOVATING & IMPROVING | ACCELERATING & CREATING VALUE

4

*Closing of transaction with IFF is subject to IFF shareholder approval, regulatory approval and customary closing conditions

5 IFFANDDUPONTN& BCOMBINATION Creating a new global leader for innovative integrated solutions BROADENS CATEGORY EXPOSURE EXPANDS R&D CAPABILITIES & EXPERTISE DIFFERENTIATED INTEGRATED SOLUTIONS Expands breadth of capabilities #1 or #2 position across high-value ingredients Best-in-class R&D and innovation capabilities Strongest industry pipeline with exceptional talent Stronger & broadest differentiated product offerings Improve speed-to-market & simplification for customers

LEADERACROSSATTRACTIVEMARKETS Breadth of capability & exposure establishes strong competitive position 6 Source: Company information Functional solutions, Animal Nutrition, Nutraceuticals and Cosmetic Ingredients are widely defined categories with limited tr aditional “leadership” In relevant segments Cat ✔Par egory Leader Position ticipates in the category IFF + DuPont N&B Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Food & Beverage Functional Solutions(1) ✔ ✔ Emulsifiers & Lecithin ✔ Sweeteners (2) ✔ Plant Protein (2) ✔ Health & Bioscience Cultures ✔ Probiotics ✔ ✔ Enzymes ✔ ✔ ✔ Animal Nutrition(1) ✔ ✔ ✔ ✔ Pharma Excipients ✔ Nutraceuticals(1) ✔ ✔ ✔ ✔ Flavor & Fragrance Flavors ✔ ✔ Fragrances ✔ Cosmetic Ingredients(1) ✔ ✔ ✔ ✔ Evolving Customer Demand For More Integrated Solutions

7 INTEGRATION PLANNING Strong progress in pre-integration phase; On-track with post-closing execution timeline P O S T C L O S E Q 1 2 0 2 1 S E C O N D H A L F 2 0 2 0 F I R S T H A L F 2 0 2 0 Q 4 2 0 1 9 Agreement Signed Integration Management Office Formation Cleared U.S. Regulatory Process Initial Registration Statement Purpose, Vision, Operating Model & Leadership Permanent Debt Financing Anticipated Closing $7.3B Cash Payment to DuPont Revenue & Cost Synergy Capture Dec. 15, 2019 January 2020 March 2020 May 2020 May 2020 Post Shareholder Vote Target Feb 1, 2021 At Close By End of Year 3 Key Activities IFF Shareholder Vote August 27, 2020 Joint cross functional integration planning program in place & operational Completed strategic assessment ofü Cleared U.S., China, Colombia the future combined company portfolio& Serbia antitrust process Announced Purpose & Vision of future combined company Created ideation framework to identify, assess & prioritize synergy opportunities Integration Planning Activities On-Track for Q1 2021 Close ü ü ü ü ü Defined operating model & made senior executive leadership selections

It’s not just that we’re talented scientists and creators, but that we’re passionate about using those talents to generate results for our customers, and for the world.   We’re shaping the future of the industry, for the better.   We need both the rigor of scientific expertise, and the imagination of new possibilities, to create the  best results. our purpose: applying science AND creativity for a better world It’s the ”why” that will drive everything we do.

We’re more than a supplier. Yes, we supply the ingredients, compounds, and solutions that our customers require, but we are also united in understanding and meeting the challenges of today as well as tomorrow.   We create solutions  based on what’s essential  for our customers.  Unmatched innovation and leading-edge insight mean we’re already anticipating what will be essential to tomorrow’s consumers.  our VISION: BE THE PARTNER FOR ESSENTIAL SOLUTIONS It’s our strategy for future success.

STRUCTURING FOR ACCELERATED GROWTH

Establishment of four divisions focused on end-market demand

TASTE, FOOD & BEVERAGE



- Flavors
- Savory Solutions
- Inclusions
- Functional Solutions
- Protein Solutions
- Emulsifiers & Sweeteners
- Food Protection
- Colors

~$6.1 Billion*

SCENT



- Fabric care
- Home care
- Beauty care
- Fine Fragrances
- Synthetic Ingredients
- Naturals
- Cosmetic Actives

~$2.0 Billion*

HEALTH & BIOSCIENCES



- Probiotics, Infant Nutrition, HMO** & Fibers
- Food Enzymes
- Cultures
- Home & Personal Care
- Animal Health & Nutrition
- Microbial Control
- Biorefineries
- Health Ingredients

~$2.3 Billion*

PHARMA SOLUTIONS



- Pharma Excipients
- Global Specialty Solutions
- Industrial

~$0.8 Billion*

10
** Based on 2019 sales on a combined pro forma basis*
*** Human Oligosaccharides*

iff

OURSCENTAMBITION 11 We create, design, and innovate fragrance solutions to drive our customers’ brand differentiation and enhance consumers’ holistic product usage experience.

SCENT CATEGORIES

$1.9B
2019 total Revenue

Diversified portfolio across fine fragrances, household & personal care products and ingredients

Core list access with Top 15 players

~60%
of 2019 Revenue

CONSUMER FRAGRANCES

Fabric Care
Home Care
Personal Wash
Hair Care
Toiletries
Skin Care



~20%
of 2019 Revenue

FINE FRAGRANCES





FRAGRANCE INGREDIENTS

Synthetics
Naturals

~16%
of 2019 Revenue



COSMETIC ACTIVE INGREDIENTS

~4%
of 2019 Revenue

12

iff

Range of natural and synthetic fragrance compounds and ingredients for use in Fine Fragrance products like perfume, colognes, luxury products, etc. Range of natural and synthetic fragrance compounds and ingredients for use in Home & Personal Care products Clinically proven natural active and high-value specialty ingredients & extracts for Beauty & Cosmetic products Segment overview Consumer Fragrances + Cosmetics Active SCENT BUSINESS OVERVIEW Breakdown of scent segments, trends and sub-categories 13 Fine Fragrances Fragrance Ingredients Natural and synthetic ingredients for use in the preparation of compounds sold to customers and competitors Products include aroma chemicals, citrus specialties, natural ingredients like resins, and distillates, etc. Fast-growing medium / small niche customers Portfolio of natural ingredients High-quality and effective ingredients with innovative and unique delivery systems Antioxidants and actives with strong performance in hydration, brightness, health & wellness Growing Premium and specialty segments Digital and sensory wellness trends increasing Natural ingredients sourced sustainably Sustainability (renewables, green chemistry, etc.) Securing of scarce feedstocks competitive advantage Product solutions for regulatory changes Market growth drivers

14 Youth Dew - Estée Lauder (1953) Aromatics Elixir - Clinique (1971) Paris - Yves Saint Laurent (1983) Thaty - Boticario (1985) Calyx – Clinique (1986) Eternity - Calvin Klein (1988) Trésor - Lancôme (1990) White Diamonds – E. Taylor (1991) Mama e Bebe – Natura (1993) Cashmere Mist - Donna Karan (1994) Happy - Clinique (1997) Florata in Blue - Boticario (1997) Amor Amor - Cacharel (2003) Very Irresistible - Givenchy (2003) Alien - Thierry Mugler (2005) Flowerbomb - Viktor and Rolf (2005) Euphoria - Calvin Klein (2005) Moonlight Path - BBW (2007) Aramis – Aramis (1965) Drakkar Noir - Guy Laroche (1982) Eternity for Men - Calvin Klein (1989) Dolce & Gabbana pour Homme (1994) Natura Homem (1997) Fierce – Abercrombie & Fitch (2002) Malbec - Boticario (2004) Polo Blue - Ralph Lauren (2002) OURCREATIONS Strong heritage creating classics & rising stars carnal flower - Frederic Malle (2005) Arbo Homme - Boticario (2002) L’Homme Ultime – Yves Saint Laurant (2016)

SCENT CREATIVE EXCELLENCE MODEL Translating Consumer Insights into Fragrance Solutions 15 DEFINE BUILD LEVERAGE DELIVER VALUE CREATION INSPIRATION EXPLORATION SCREENING & VALIDATION COMMERCIALIZATION A B C D

DIFFERENTIATED & AUGMENTED CAPABILITIES

Complementary capabilities and expertise in Fabric, Home & Personal Care

Illustrative Product Examples

Fabric Care

Superior Cold Water Laundry Detergent



- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Fit-for-purpose delivery and performance)

Personal Care

Improved Shampoo Formula



- **Personal Care Natural Additives** (Renewable moisturizing actives)
- **Enzymes** (Fluidity, Stain removal, Malodor)
- **Microbial Control** (Antimicrobial & shelf-life)
- **Fragrance** (Scent & odor coverage)
- **Encapsulation** (Delivery & performance)
- **Actives & Antioxidants** (Clean label, shelf-life)
- **Natural Color** (clean label)

Fragrance Ingredients

More Secure & Robust Ingredient Pipeline



- **Libraries** (Extensive Portfolio)
- **Crispr CAS** (Targeted Gene Editing)
- **Enzymes** (Optimizing Synthetic Processes)
- **Biotechnology** (De-Risking Supply)
- **New Molecule Discovery** (Scent Ingredients)
- **Green Chemistry** (Consumer Friendly Processes)
- **Renewability** (Environmentally Responsible Sourcing)
- **Natural or Natural Derived** (Consumer Friendly Materials)

Strengthens product differentiation & accelerates speed-to-market

16

■ IFF Product Offering ■ DuPont N&B Product Offering

17 SUMMARY Excited that we are collectively creating a new global leader for innovative integrated solutions Unveiled future combined company purpose & vision that captures who we want to be & how we are going to do it Structuring for accelerated growth, with highly qualified & diverse leaders & board of directors Complementary capabilities for a stronger organization Until transaction close, N&B and IFF remain independent businesses; Each of us need to focus on our individual 2020 plans with our existing leadership teams in place

19 About IFF At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn. About DuPont DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com. About DuPont Nutrition & Biosciences DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com. Additional Information and Where to Find It This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), on May 7, 2020, IFF filed a registration statement on Form S-4 and N&B filed a registration statement on Form S-4/S-1 each of which contains a prospectus. In addition, on July 27, 2020, IFF filed a definitive proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B has amended its respective registration statements and expects to file additional amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, THE DEFINITIVE PROXY STATEMENT, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements (1 of 2) This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23)  the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and 20

21 Cautionary Note on Forward-Looking Statements – 2 of 2 (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Participants in the Solicitation This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its definitive proxy statement relating to the proposed transaction filed with the SEC on July 27, 2020 and any supplements thereto. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and other relevant materials to be filed with the SEC when they become available.